As filed with the Securities and Exchange Commission on April 11, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

THE HARTFORD MUTUAL FUNDS, INC.

THE HARTFORD MUTUAL FUNDS II, INC.

HARTFORD SERIES FUND, INC.

HARTFORD HLS SERIES FUND II, INC.

HARTFORD VARIABLE INSURANCE TRUST I

HARTFORD VARIABLE INSURANCE TRUST II

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

HL INVESTMENT ADVISORS, LLC

HARTFORD INVESTMENT ADVISORY COMPANY, LLC

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

File No. 812-

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940

for an Exemption from Rule 12d1-2(a)

April 11, 2012

Please direct all communications

regarding this Application to:

Catherine E. Marshall

The Hartford Financial Services Group, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

Phone: 860-843-9871

With copies to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

Phone: 617-728-7111

Fax: 617-426-6567

I.                                         INTRODUCTION

Hartford Investment Financial Services, LLC, HL Investment Advisors, LLC, Hartford Investment Advisory Company, LLC (each, an “Adviser” and collectively, the “Advisers”), The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Variable Insurance Trust I, Hartford Variable Insurance Trust II (collectively, the “Companies”(1)) and Hartford Securities Distribution Company, Inc. (together with the Advisers and the Companies, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act.  Applicants request the exemption to the extent necessary to permit any existing or future series of the Companies and any other registered open-end management investment company or series thereof that is advised by an Adviser or any person controlling, controlled by, or under common control with an Adviser (any such adviser also referred to as an “Adviser”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act and that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),(2) also to invest,

(1)                                  As explained below, Hartford Variable Insurance Trust I and Hartford Variable Insurance Trust II are newly formed Delaware statutory trusts.  However, for ease of reference, these entities, together with their Maryland corporation affiliate Applicants, are collectively referred to herein as “Companies”.

(2)                                  Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and the condition in the Application.

to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).  Applicants also request that the order exempt any entity, including any entity controlled by or under common control with an Adviser, that now or in the future acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), with respect to the transactions described herein.

Each of the Companies, on behalf of each Fund of Funds, has entered or will enter into an investment advisory agreement with an Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund of Funds’ business affairs, subject to the general oversight of the Fund of Funds’ board of directors or trustees, as the case may be (“Board”).

II.                                     APPLICANTS

A.                                   Hartford Investment Financial Services, LLC

Hartford Investment Financial Services, LLC (“HIFSCO”) is the investment adviser to the series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.  HIFSCO is a wholly-owned, indirect subsidiary of The Hartford Financial Services Group, Inc. (“Hartford Financial”), a Connecticut-based financial services company with $304.1 billion in assets as of December 31, 2011.  As of the same date, HIFSCO had over $50.5 billion in assets under management.  HIFSCO is a limited liability company organized under the laws of the State of Delaware, with its principal office located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.  HIFSCO is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).

HIFSCO also serves as the distributor for the series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. and is a registered broker-dealer under the 1934 Act.

B.                                     HL Investment Advisors, LLC

HL Investment Advisors, LLC (“HL Advisors”) is the investment adviser to the series of Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. and may serve as the investment adviser to certain series of Hartford Variable Insurance Trust I and Hartford Variable Insurance Trust II formed in the future.  HL Advisors is also a wholly-owned subsidiary of Hartford Financial.  As of December 31, 2011, HL Advisors had approximately $38.7 billion in assets under management.  HL Advisors is a limited liability company organized under the laws of the State of Delaware, with its principal office located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.  HL Advisors is registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.                                     Hartford Investment Advisory Company, LLC

Hartford Investment Advisory Company, LLC (“Hartford Investment Advisory”) is a newly formed limited liability company organized under the laws of the State of Delaware, with its principal office located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.  Hartford Investment Advisory may serve as investment adviser to certain series of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Variable Insurance Trust I and Hartford Variable Insurance Trust II formed in the future.  Hartford Investment Advisory will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

D.                                    Hartford Securities Distribution Company, Inc.

Hartford Securities Distribution Company, Inc. (“HSDC”) is organized as a Connecticut corporation, with its principal office located at 200 Hopmeadow Street, Simsbury, Connecticut

06089.  HSDC serves as the distributor for the series of Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. and will serve as the distributor for any series of Hartford Variable Insurance Trust I and Hartford Variable Insurance Trust II formed in the future.  HSDC is a registered broker-dealer under the 1934 Act.

E.                                      The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds, Inc. (“HMF I”) is organized as a Maryland corporation and is registered under the 1940 Act as an open-end management investment company.  Series of HMF I presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments and may also invest in Underlying Funds.

F.                                      The Hartford Mutual Funds II, Inc.

The Hartford Mutual Funds II, Inc. (“HMF II”) is organized as a Maryland corporation and is registered under the 1940 Act as an open-end management investment company.  Series of HMF II presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments and may also invest in Underlying Funds.

G.                                     Hartford Series Fund, Inc.

Hartford Series Fund, Inc. (“HLS I”) is organized as a Maryland corporation and is registered under the 1940 Act as an open-end management investment company.  Series of HLS I presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments and may also invest in Underlying Funds.

H.                                    Hartford HLS Series Fund II, Inc.

Hartford HLS Series Fund II, Inc. (“HLS II”) is organized as a Maryland corporation and is registered under the 1940 Act as an open-end management investment company.  Series of HLS II presently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) which are not issued by investment companies and in Other Investments and may also invest in Underlying Funds.

I.                                         Hartford Variable Insurance Trust I

Hartford Variable Insurance Trust I is a newly organized Delaware statutory trust and will be registered under the 1940 Act as an open-end management investment company in the future.

J.                                        Hartford Variable Insurance Trust II

Hartford Variable Insurance Trust II is a newly organized Delaware statutory trust and will be registered under the 1940 Act as an open-end management investment company in the future.

III.                                 APPLICANTS’ PROPOSAL

Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives. In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. The Advisers believe that the ability of the Funds of Funds to invest in Underlying Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV.                                APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that

Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.(3) That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(3)                                  See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.(4) The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”(5)  The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”(6)

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.(7) It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

(4)                                  See Adopting Release at 17, n.58.

(5)                                  Id. at 17-18.

(6)                                  See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

(7)                                  See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the 1940 Act and unprovided for elsewhere in the 1940 Act”).

The Commission. . . .by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any . . . provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.(8) Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

(8)                                  See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.                                    SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., DoubleLine Capital LP, et al., Investment Company Act Release Nos. 29971 (February 28, 2012) (order) and 29943 (February 2, 2012) (notice); Stone Harbor Investment Partners, et al., Investment Company Act Release Nos. 29830 (October 3, 2011) (order) and 29784 (September 7, 2011) (notice); Highmark Funds, et al., Investment Company Act Release Nos. 29721 (Jul. 12, 2011) (order) and 29694 (Jun. 16, 2011) (notice); Pioneer Bond Fund, et al., Investment Company Rel. Nos. 29259 (Apr. 27, 2010) (order) and 29198 (Mar. 31, 2010) (notice); FFCM, LLC and FQF Trust, Investment Company Rel. Nos. 29335 (Jun. 29, 2010) (order) and 29292 (Jun. 2, 2010) (notice); Columbia Funds Series Trust, et al., Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice).

VI.                                APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.                            REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.                        PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows: the Advisers (and the Companies, in care of the Advisers), 200 Hopmeadow Street Simsbury, Connecticut 06089. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s articles of organization, articles of incorporation or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in an appropriate officer or its board of directors or trustees or initial trustee, as applicable; that by resolution duly adopted and attached to the Application as Exhibits A-1, A-2, A-3, A-4, A-5, and A-6 or by the other authority referred to therein, the board of directors or trustees or the initial trustee, as the case may be, of the

Companies have authorized any officer or initial trustee, as the case may be, of the Companies to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this Application and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2, B-3, B-4, B-5, B-6, B-7, B-8, B-9, and B-10 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

April 11, 2012

Respectfully submitted,

THE HARTFORD MUTUAL FUNDS, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

THE HARTFORD MUTUAL FUNDS II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD SERIES FUND, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD HLS SERIES FUND II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD VARIABLE INSURANCE TRUST I

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Initial Trustee

HARTFORD VARIABLE INSURANCE TRUST II

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Initial Trustee

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President and Chief Legal Officer

HL INVESTMENT ADVISORS, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

HARTFORD INVESTMENT ADVISORY COMPANY, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Secretary and Chief Legal Officer

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Vernon Meyer
Name:	Vernon Meyer
Title:	Senior Vice President

EXHIBIT INDEX

A-1.	Certification of The Hartford Mutual Funds, Inc. pursuant to Rule 0—2(c)(1)

A-2.	Certification of The Hartford Mutual Funds II, Inc. pursuant to Rule 0—2(c)(1)

A-3.	Certification of Hartford Series Fund, Inc. pursuant to Rule 0—2(c)(1)

A-4.	Certification of Hartford HLS Series Fund II, Inc. pursuant to Rule 0—2(c)(1)

A-5.	Certification of Hartford Variable Insurance Trust I pursuant to Rule 0—2(c)(1)

A-6.	Certification of Hartford Variable Insurance Trust II pursuant to Rule 0—2(c)(1)

A-7.	Certification of Hartford Investment Financial Services, LLC pursuant to Rule 0-2(c)

A-8.	Certification of HL Investment Advisors, LLC pursuant to Rule 0-2(c)

A-9.	Certification of Hartford Investment Advisory Company, LLC pursuant to Rule 0-2(c)

A-10.	Certification of Hartford Securities Distribution Company, Inc. pursuant to Rule 0-2(c)

B-1.	Verification of The Hartford Mutual Funds, Inc. pursuant to Rule 0-2(d)

B-2.	Verification of The Hartford Mutual Funds II, Inc. pursuant to Rule 0-2(d)

B-3.	Verification of Hartford Series Fund, Inc. pursuant to Rule 0-2(d)

B-4.	Verification of Hartford HLS Series Fund II, Inc. pursuant to Rule 0-2(d)

B-5.	Verification of Hartford Variable Insurance Trust I pursuant to Rule 0-2(d)

B-6.	Verification of Hartford Variable Insurance Trust II pursuant to Rule 0-2(d)

B-7.	Verification of Hartford Investment Financial Services, LLC pursuant to Rule 0-2(d)

B-8.	Verification of HL Investment Advisors, LLC pursuant to Rule 0-2(d)

B-9.	Verification of Hartford Investment Advisory Company, LLC pursuant to Rule 0-2(d)

B-10.	Verification of Hartford Securities Distribution Company, Inc. pursuant to Rule 0-2(d)

Exhibit A-1

THE HARTFORD MUTUAL FUNDS, INC.

OFFICER’S CERTIFICATE

I, Edward P. Macdonald do hereby certify that I am the duly elected, qualified and acting Vice President, Secretary and Chief Legal Officer of The Hartford Mutual Funds, Inc. (the “Company”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Company’s Board of Directors on the 27th day of March, 2012, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc.  (the “Registrants”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Registrants, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Registrants from Section 12(d)(1) of the Investment Company Act of 1940, as amended, and Rule 12d1—2 thereunder so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1—2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel of the Registrants, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Directors’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Registrants be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Registrants, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Registrants, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company on this 11th day of April, 2012.

The Hartford Mutual Funds, Inc.

By:	/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and
Chief Legal Officer

Exhibit A-2

THE HARTFORD MUTUAL FUNDS II, INC.

OFFICER’S CERTIFICATE

I, Edward P. Macdonald do hereby certify that I am the duly elected, qualified and acting Vice President, Secretary and Chief Legal Officer of The Hartford Mutual Funds II, Inc. (the “Company”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Company’s Board of Directors on the 27th day of March, 2012, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc.  (the “Registrants”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Registrants, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Registrants from Section 12(d)(1) of the Investment Company Act of 1940, as amended, and Rule 12d1—2 thereunder so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1—2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel of the Registrants, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Directors’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Registrants be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Registrants, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Registrants, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company on this 11th day of April, 2012.

The Hartford Mutual Funds II, Inc.

By:	/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal
Officer

Exhibit A-3

HARTFORD SERIES FUND, INC.

OFFICER’S CERTIFICATE

I, Edward P. Macdonald do hereby certify that I am the duly elected, qualified and acting Vice President, Secretary and Chief Legal Officer of Hartford Series Fund, Inc. (the “Company”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Company’s Board of Directors on the 27th day of March, 2012, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc.  (the “Registrants”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Registrants, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Registrants from Section 12(d)(1) of the Investment Company Act of 1940, as amended, and Rule 12d1—2 thereunder so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1—2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel of the Registrants, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Directors’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Registrants be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Registrants, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Registrants, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company on this 11th day of April, 2012.

Hartford Series Fund, Inc.

By:	/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and
Chief Legal Officer

Exhibit A-4

HARTFORD HLS SERIES FUND II, INC.

OFFICER’S CERTIFICATE

I, Edward P. Macdonald do hereby certify that I am the duly elected, qualified and acting Vice President, Secretary and Chief Legal Officer of Hartford HLS Series Fund II, Inc. (the “Company”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Company’s Board of Directors on the 27th day of March, 2012, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc.  (the “Registrants”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Registrants, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Registrants from Section 12(d)(1) of the Investment Company Act of 1940, as amended, and Rule 12d1—2 thereunder so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1—2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel of the Registrants, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Directors’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Registrants be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Registrants, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Registrants, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company on this 11th day of April, 2012.

Hartford HLS Series Fund II, Inc.

By:	/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and
Chief Legal Officer

Exhibit A-5

AUTHORIZATION

HARTFORD VARIABLE INSURANCE TRUST I

I, Edward P. Macdonald, do hereby certify that I am the Initial Trustee of Hartford Variable Insurance Trust I (the “Trust”).  I further certify that (i) the following are true and correct copies of Article V, Section 5.1 and Article VI, Section 6.1 of the Agreement and Declaration of Trust of the Trust and that said provisions are in full force and effect, and (ii) that I am fully authorized to execute this Application and direct its filing with the Securities and Exchange Commission:

Article V — Section 5.1

Management of the Trust.  The business and affairs of the Trust shall be managed under the direction of the Trustees, and they shall have all powers necessary and desirable to carry out that responsibility, including, without limitation, those powers described more fully in Article VI hereof.

Article VI — Section 6.1

General Powers.  The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust but with full powers of delegation, except as may otherwise be expressly prohibited by this Declaration.  The Trustees shall have the power to direct the business and affairs of the Trust and carry on the Trust’s operations and maintain offices both within and outside the State of Delaware, and to do or authorize all such other things and execute or authorize the execution of all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust.  With respect to any power or authority of the Trustees hereunder, whether stated or implied, the Trustees shall have all further powers and authority as may be necessary, incidental, relative, conductive, appropriate or desirable for the accomplishment, carrying out or attainment of any action authorized by the Trustees.  In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees.  Without limiting the foregoing, the Trustees shall have power and authority to operate and carry on the business of an investment company and the Trustees shall exercise all the powers as are necessary, convenient, appropriate, incidental or customary in connection therewith and may exercise all powers which are ordinarily exercised by the trustees of a statutory trust.  The enumeration of any specific power herein shall not be construed as limiting the aforesaid general powers.  Such powers of the Trustees may be exercised without order of or resort to any court.  Whenever in this Declaration the Trustees are given authority to act on behalf of the Trust or to direct, authorize or cause the Trust to take any action, such power and authority shall apply, mutatis mutandis, to any action of the Trust on behalf of any Series or Class, whether or not specific reference is made to Series or Classes.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Initial Trustee

Exhibit A-6

AUTHORIZATION

HARTFORD VARIABLE INSURANCE TRUST II

I, Edward P. Macdonald, do hereby certify that I am the Initial Trustee of Hartford Variable Insurance Trust II (the “Trust”).  I further certify that (i) the following are true and correct copies of Article V, Section 5.1 and Article VI, Section 6.1 of the Agreement and Declaration of Trust of the Trust and that said provisions are in full force and effect, and (ii) that I am fully authorized to execute this Application and direct its filing with the Securities and Exchange Commission:

Article V — Section 5.1

Management of the Trust.  The business and affairs of the Trust shall be managed under the direction of the Trustees, and they shall have all powers necessary and desirable to carry out that responsibility, including, without limitation, those powers described more fully in Article VI hereof.

Article VI — Section 6.1

General Powers.  The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust but with full powers of delegation, except as may otherwise be expressly prohibited by this Declaration.  The Trustees shall have the power to direct the business and affairs of the Trust and carry on the Trust’s operations and maintain offices both within and outside the State of Delaware, and to do or authorize all such other things and execute or authorize the execution of all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust.  With respect to any power or authority of the Trustees hereunder, whether stated or implied, the Trustees shall have all further powers and authority as may be necessary, incidental, relative, conductive, appropriate or desirable for the accomplishment, carrying out or attainment of any action authorized by the Trustees.  In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees.  Without limiting the foregoing, the Trustees shall have power and authority to operate and carry on the business of an investment company and the Trustees shall exercise all the powers as are necessary, convenient, appropriate, incidental or customary in connection therewith and may exercise all powers which are ordinarily exercised by the trustees of a statutory trust.  The enumeration of any specific power herein shall not be construed as limiting the aforesaid general powers.  Such powers of the Trustees may be exercised without order of or resort to any court.  Whenever in this Declaration the Trustees are given authority to act on behalf of the Trust or to direct, authorize or cause the Trust to take any action, such power and authority shall apply, mutatis mutandis, to any action of the Trust on behalf of any Series or Class, whether or not specific reference is made to Series or Classes.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Initial Trustee

Exhibit A-7

AUTHORIZATION

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Edward P. Macdonald states that all actions necessary to authorize the execution and filing of this Application by Hartford Investment Financial Services, LLC have been taken, and that as a Vice President and Chief Legal Officer thereof, he is authorized to execute and file the same on behalf of Hartford Investment Financial Services, LLC.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President and Chief Legal
Officer

Exhibit A-8

AUTHORIZATION

HL INVESTMENT ADVISORS, LLC

In accordance with Rule 0-2(c) under the Act, Edward P. Macdonald states that all actions necessary to authorize the execution and filing of this Application by HL Investment Advisors, LLC have been taken, and that as a Vice President, Secretary and Chief Legal Officer thereof, he is authorized to execute and file the same on behalf of HL Investment Advisors, LLC.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit A-9

AUTHORIZATION

HARTFORD INVESTMENT ADVISORY COMPANY, LLC

In accordance with Rule 0-2(c) under the Act, Edward P. Macdonald states that all actions necessary to authorize the execution and filing of this Application by Hartford Investment Advisory Company, LLC have been taken, and that as Secretary and Chief Legal Officer thereof, he is authorized to execute and file the same on behalf of Hartford Investment Advisory Company, LLC.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Secretary and Chief Legal Officer

Exhibit A-10

AUTHORIZATION

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

In accordance with Rule 0-2(c) under the Act, Vernon Meyer states that all actions necessary to authorize the execution and filing of this Application by Hartford Securities Distribution Company, Inc. have been taken, and that as a Senior Vice President thereof, he is authorized to execute and file the same on behalf of Hartford Securities Distribution Company, Inc.

/s/ Vernon Meyer

Vernon Meyer	April 11, 2012

Senior Vice President

Exhibit B-1

VERIFICATION

THE HARTFORD MUTUAL FUNDS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of The Hartford Mutual Funds, Inc., that he is a Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit B-2

VERIFICATION

THE HARTFORD MUTUAL FUNDS II, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of The Hartford Mutual Funds II, Inc., that he is a Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit B-3

VERIFICATION

HARTFORD SERIES FUND, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Series Fund, Inc., that he is a Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit B-4

VERIFICATION

HARTFORD HLS SERIES FUND II, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford HLS Series Fund II, Inc., that he is a Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit B-5

VERIFICATION

HARTFORD VARIABLE INSURANCE TRUST I

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Variable Insurance Trust I, that he is an Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Initial Trustee

Exhibit B-6

VERIFICATION

HARTFORD VARIABLE INSURANCE TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Variable Insurance Trust II, that he is an Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Initial Trustee

Exhibit B-7

VERIFICATION

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Investment Financial Services, LLC, that he is a Vice President and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President and Chief Legal
Officer

Exhibit B-8

VERIFICATION

HL INVESTMENT ADVISORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of HL Investment Advisors, LLC, that he is a Vice President, Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Vice President, Secretary and
Chief Legal Officer

Exhibit B-9

VERIFICATION

HARTFORD INVESTMENT ADVISORY COMPANY, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Investment Advisory Company, LLC, that he is a Secretary and Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald

Edward P. Macdonald	April 11, 2012

Secretary and Chief Legal Officer

Exhibit B-10

VERIFICATION

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Securities Distribution Company, Inc., that he is a Senior Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vernon Meyer

Vernon Meyer	April 11, 2012

Senior Vice President